Suite 750, 521 3rd Ave SW Calgary, Alberta T3L 2W1 Phone: (403) 262-4471 Fax: (403) 262-4472

March 19, 2010

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATION FINANCE
100 F STREET, N.E.
MAIL STOP 4628
WASHINGTON, D.C. 20549-4628
ATTN:	KARL HILLER, BRANCH CHIEF
PAUL MONSOUR

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission as set forth in a letter dated March 4, 2010 (the “Comment Letter”) relating to our response letter dated February 15, 2010 to comments of the reviewing Staff of the United States Securities and Exchange Commission as set forth in a letter dated January 29, 2010  to the financial statements and related disclosures in the annual report on Form 10-K for the fiscal year-ended January 31, 2009 and the quarterly report on Form 10-Q for the Quarter ended October 31, 2009. The answers set forth herein refer to the Staffs' comments.

Form 10-K for the fiscal year-ended January 31, 2009

Financial Statements

Note 4 – Oil and Gas Properties, page F-13

1.
We have read the revisions you proposed in response to prior comment 2, which include rephrasing explanations of impairments recognized to say that the amounts considered impaired were transferred to either the Canadian or U.S. full cost pool; and that a ceiling test write-down followed. Given that all capitalized costs pertaining to your oil and gas properties would be considered to be components of the full cost pool, the language indicating these costs are being transferred to the full cost pool should be replaced with language stating simply that the amounts impaired then became subject to amortization within the full cost pool.

Response

We will ensure that the suggested wording will be revised into future filings as commented on with language stating simply that the amounts impaired then became subject to amortization within the full cost pool.

Note 7 – Convertible Debentures, page F-18

2.
We note your response to prior comment 4 clarifying that your disclosure stating that you modified debentures during December 2008 and subsequently entered into settlement arrangements for a portion of the unconverted securities is incorrect; and that these were actually simultaneously arranged. We understand that you intend to clarify that there was no modification, only a settlement. It appears you should also remove the reference to subsequent which implies that these were unrelated events and occurred at different points in time.

Response

We will ensure that the suggested wording will be revised into future filings as commented on to remove the reference to subsequent.

Form 10-Q for the Quarter ended October 31, 2009

Statement of Cash Flows, page 5

3.
We understand from your response to prior comment 5 that you have been reporting cash received from partners for their share of the costs of drilling and completion activities as prepaid expenses. If this is correct, it appears these amounts may be prepaid expenses to your partners, but would be restricted cash to you. Please explain how you are handling the credit side of the entry when receiving these funds and at the end of the period when not fully expended. Under these circumstances, we expect the funds received would be reported as restricted cash, and that you would need to similarly characterize the cash flow line item which reflects both cash receipts and expenditures as investing activities. Please include a policy note to clarify your handling of these amounts.

Response

Triangle’s cash and cash equivalents are not subject to any external restrictions; therefore, no amount is reported in the consolidated financial statements as restricted cash.

When the cash from partners for capital activities was received in advance, it was recorded as a current liability payable back to the partner (not as a prepaid expense). The cash receipt was recorded as:
Dr. Cash                                           $xxx
Cr. Account Payable                                                      $xxx

As the funds were spent on capital activities, the portion that pertained to the partner’s interest reduced the accounts payable.

In the statement of cash flow, the change in the accounts payables discussed above is in included in investing activity.

We trust that the foregoing appropriately addresses the issues raised by your recent Comment Letter.  Thank you in advance for your prompt review and assistance.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; 2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and 3) the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ JONATHAN SAMUELS

Jonathan Samuels,
Chief Financial Officer